EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

(In thousands of dollars, except per share data)	Six Months Ended June 30,		Three Months Ended June 30,
	2007	2006	2007	2006
Numerator:
Net income	$84,681	$56,180	$68,597	$48,047

Effect of dilutive securities — none	—	—	—	—

Numerator for net income per common share — diluted	$84,681	$56,180	$68,597	$48,047

Denominator:
Weighted average common shares	354,740	350,001	354,876	350,002

Effect of dilutive securities	989	1	1,075	1

Denominator for net income per common share — diluted	355,729	350,002	355,951	350,003

Net income per common share:

Basic	$.24	$.16	$.19	$.14

Diluted	$.24	$.16	$.19	$.14